FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or
15d-16 under the securities exchange act of 1934

For the month of June 2004

KERZNER INTERNATIONAL LIMITED
(Translation of registrant's name into English)

Coral Towers, Paradise Island, The Bahamas
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F        X                                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                          No      X

If “yes” is marked, indicate below this file number assigned to the registrant in connection with Rule 12g-3-2(b): ___________

This Current Report on Form 6-K is incorporated by reference into the
Registration Statement on Form F-3 filed on May 23, 2002, File No. 333-88854.

Exhibit Index is on Page 4

Kerzner International Limited 6K

Kerzner International Limited, through a wholly owned subsidiary, owns a 37.5% membership interest in BLB Investors, L.L.C. (“BLB”), a Delaware limited liability company, which announced on June 21, 2004 that it had announced the level of acceptances, extension of offer timetable and extension of offer of the recommended cash offer for Wembley plc as announced on April 20, 2004. Neither this submission nor the press release that BLB issued on June 21, 2004 in London, attached as Exhibit 99(1) hereto, are intended to constitute an offer or a solicitation of an offer.

Forward-Looking Statements

This report contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties, which are described in Kerzner’s public filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	June 22, 2004	KERZNER INTERNATIONAL LIMITED
		By:	/s/John R. Allison
		Name:	John R. Allison
		Title:	Executive Vice President
Chief Financial Officer

EXHIBIT LIST

Exhibit	Description

99(1)	Press Release on June 21, 2004 BLB Investors, L.L.C. Recommended cash offer for Wembley plc Level of acceptances, extension of offer timetable and extension of offer